Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

02 FEB 25 AM 8:50

LINDEMANS
making life more enjoyable

02015372

30 November 2001

SEC EXEMPTION NO 82-2692

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549
USA

SUPPL

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692

We enclose herewith for filing a copy of notice that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

Yours faithfully
SOUTHCORP LIMITED

dlw 2/25

N A S MOWAT
ASSISTANT COMPANY SECRETARY

Encl.

cc: Mark R. Saunders, Greenberg Traurig

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1128 Facsimile: +61 2 9465 1182 E-mail: nick.mowat @southcorp.com.au

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

30 November 2001

Facsimile: 1300 300 021

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir

RETIREMENT OF COMPANY SECRETARY

As announced to shareholders at the Company's AGM on 2 November 2001, Mr John Morton retires today as Company Secretary of Southcorp Limited after almost 20 years in the role and after more than 31 years with the Company and its subsidiaries.

Mr Martin Hudson, the Company's Chief General Counsel, will succeed Mr Morton in new role of Chief General Counsel and Company Secretary.

Yours faithfully
SOUTHCORP LIMITED

N A S MOWAT
ASSISTANT COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1128 Facsimile: +61 2 9465 1182 E-mail: nick.mowat @southcorp.com.au

02 25 AM 8:50

30 November 2001

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549
USA

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692

We enclose herewith for filing a copy of notice that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

p.p.
M M HUDSON
COMPANY SECRETARY

Encl.

cc: Mark R. Saunders, Greenberg Traurig

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

30 November 2001

Facsimile: 1300 300 021

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir

CHANGE OF ADDRESS

Southcorp Limited advises, pursuant to Listing Rule 3.14, that the registered office of the Company has moved from Level 24, 91 King William St., Adelaide to 403 Pacific Highway, Artarmon, NSW, 2064, with effect from 30 November 2001. Telephone, fax number and postal address are as set out above.

Yours faithfully
SOUTHCORP LIMITED

P.P. M M HUDSON
COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1128 Facsimile: +61 2 9465 1182 E-mail: nick.mowat @southcorp.com.au